Exhibit 23.4

Consent of Cerulli Associates

Reference is made to the Form S-1 registration statement, including any amendments or supplements thereto (the “Registration Statement”) relating to the initial public offering of Class A Common Stock of Focus Financial Partners Inc. (the “Company”). We hereby consent to be named in the Registration Statement as the source for the factual information and projections included on Exhibit A hereto.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

Cerulli Associates

By:	/s/ Kurt Cerulli
Name:	Kurt Cerulli
Title:	Chief Executive Officer

June 29, 2018
Boston, Massachusetts

Exhibit A

Certain information contained in “Prospectus Summary” and “Business” is based on studies, analyses and surveys prepared by Cerulli Associates, Inc. . . . and other third-party sources.

According to the Cerulli U.S. RIA Marketplace 2017 Report (the “Cerulli 2017 RIA Report”), in 2017, advisors in the RIA channel allocated 56% of moderate risk investor’s portfolios to equity, 32% to fixed income and cash and 12% to alternatives and other.

In 2016, RIAs grew 6.5% to 36,959 total advisors, according to the Cerulli U.S. Advisor Metrics 2017 Report (the “Cerulli 2017 Advisor Report”).  In addition, from 2007 to 2016, RIAs increased their share of total advisors across all channels from 7.0% to 11.9%.  The number of advisors in the RIA channel is expected to reach 42,523 advisors with an advisor headcount share of 14.1% by 2021, based on estimates from the Cerulli 2017 Advisor Report.  In addition to a growing number of advisors, the RIA channel is fragmented with 14,693 RIAs as of December 31, 2016, according to the Cerulli 2017 Advisor Report.

As of December 31, 2016, 20.7% of advisors across all channels worked for RIAs or hybrid RIA firms (those firms that can act either in a fiduciary-based advisory capacity or a suitability-based broker capacity), collectively, and such percentage is expected to grow to 23.2% by the end of 2021, according to the Cerulli 2017 RIA Report.

Wirehouse asset market share fell from 42.6% to 36.1% between 2007 and 2016 and is expected to fall further to 32.5% by 2021, according to the Cerulli 2017 Advisor Report.  Conversely, RIAs and hybrid RIA firms saw an increase in their collective asset market share from 16.8% to 22.7% between 2007 and 2016 and are expected to have an asset market share of 25.0% by 2021, according to the Cerulli 2017 Advisor Report.

According to the Cerulli 2017 Advisor Report, 20% of all RIAs are unsure who their practice successor will be. The Cerulli 2017 Advisor Report found that the average age of an RIA advisor was 53.3 years and 24% of RIA advisors planned to exit the industry in the next nine years.